UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 31, 2015

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X 　　Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __ 　　**No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ 　　**No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ 　　**No X**

Enclosure: 　　**AngloGold Ashanti Outlines Transformation of South Africa Mining Industry**

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

31 March, 2015

NEWS RELEASE

AngloGold Ashanti Outlines Transformation of South Africa Mining Industry

AngloGold Ashanti notes the media release by the Department of Mineral Resources (DMR) today on the state of transformation in South Africa's mining sector. The company fully supports the transformation objectives enshrined in the Mineral and Petroleum Resources Development Act (MPRDA) and has taken meaningful steps to give effect to them.

Companies in South Africa's mining industry had to comply with the targets set in the Mining Charter (Charter) by last year. The Charter governed a range of pillars of transformation, including ownership, human resources development, procurement and enterprise development, improvement of employees' housing and living conditions, mine community development, and sustainable development and growth of host communities.

This year, a template was designed by the DMR and companies were required to make inputs needed to provide information to assess their success in achieving the key elements of the Charter. AngloGold Ashanti completed the template and scored well against each of the pillars of the Charter, in most cases exceeding its targets as outlined below.

- Ownership: 26.8% (26% target)
- Human resources development: 6.59% (5% target)
- Employment equity: 55.6% board representation, 42.9% top management, 40% senior management, 49.3% middle management, 57.4% junior management and 52.6% core skills (All versus 40% target)
- Procurement and enterprise development: capital goods 53% (40% target); services 73% (70% target); consumable goods 67% (50% target)
- Housing and living conditions: Conversion of residences to single rooms – 100% completed; family units 100% completed
- Mine community development: West Wits and Vaal River Social and Labour plans approved by DMR
- Sustainable development and growth:
  - DMR approved a revised Environmental Management Programme (EMP) for both West Wits and Vaal River in 2012. Formal environmental performance assessments were conducted and submitted to the DMR in 2014.
  - Annual Health and Safety Targets: 95.8% as at the end of 2014 – reported annually

AngloGold Ashanti is of the view that is has complied with the Charter. AngloGold Ashanti understands that the DMR and the Chamber of Mines will ask a court to determine whether black economic empowerment (BEE) ownership transactions concluded after 2004, where the BEE ownership level has fallen due to the relevant BEE shareholders selling down their interest, should be included in the calculation of progress made against ownership targets. While transactions comprising the majority of AngloGold Ashanti's BEE ownership credit (20.8%) took place before 2004, and thus are not contested, we welcome the use of the court to provide clarity in respect of transactions completed after 2004. AngloGold Ashanti's own reading of the legislation at the time each of its BEE transactions took place is that they qualified for recognition. The award of New Order Mining Rights by the DMR, which explicitly refer to these transactions, supports this point. AngloGold Ashanti is accordingly of the view that it has complied with the ownership requirements of the Charter.

"The progress made by AngloGold Ashanti and by the industry at large, provides a beacon for transformation to South Africa as a whole," Srinivasan Venkatakrishnan, AngloGold Ashanti Chief Executive Officer said. "The cooperative approach between the industry and the DMR in seeking clarity on the status of BEE ownership transactions post-2004 will provide regulatory certainty that the industry needs to attract inward investment."

"The Chamber and its members have invested significantly in transforming the sector as agreed in the Mining Charter process that started in 2002," the Chamber of Mines said. "It is our view that the transformational change has been both profound and substantial, and that the process towards normalizing the country's economic landscape is now irreversible."

ENDS

31 March 2015

Johannesburg

JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd

Contacts

Media

Chris Nthite	+27 11 637 6388/+27 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)	+1 (212) 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com

AngloGold Ashanti Limited

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 31, 2015

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: Group General Counsel and Company
Secretary